Exhibit 99.1
Canadian Solar Reports Third Quarter 2007 Results
•	Q3 net revenues of $97.4 million, a 61% increase over Q2 net revenues of $60.4 million
•	Q3 earnings per diluted share of $0.02 compared to Q2 loss per diluted share of $0.11
•	Full year 2007 net revenue guidance increased to $285-$295 million from previous guidance of $255-$265 million
•	Full year 2008 net revenue expected to be $650-$750 million and shipments expected to be 200-220MW
Jiangsu, China, November 14, 2007 — Canadian Solar Inc. (“the Company,” “CSI,” or “we”) (NASDAQ: CSIQ) today reported its preliminary unaudited US GAAP financial information for the third quarter of 2007 ended September 30, 2007.
Net revenues for the quarter were $97.4 million, including $3.8 million of silicon material sales, compared to net revenues of $17.8 million for the third quarter of 2006 and $60.4 million for the second quarter of 2007. Net revenues for the second quarter of 2007 included $2.7 million of silicon material sales. Net income for the quarter was $0.5 million, or $0.02 per diluted share, compared to net income of $0.24 million, or $0.01 per diluted share, for the third quarter of 2006 and net loss of $2.9 million, or $0.11 per diluted share, for the second quarter of 2007. Excluding share-based compensation expenses of $2.4 million, non-GAAP net income for the quarter would have been $3.0 million, or $0.11 per diluted share.
Dr. Shawn Qu, Chairman and CEO of CSI, commented: “Q3 was another strong quarter for us as we achieved revenues above our guidance for the second quarter in a row. Our return to profitability was achieved through continued sales momentum, improved production yields, better inventory controls, improved cash management and stable pricing. As a result, we were able to increase our product shipments and improve our profit margins as forecast despite modest price increases in materials from some suppliers. Our second 25MW solar cell manufacturing line is now operating at full production capacity. In addition, we have completed the installation of our third and fourth lines, and expect to bring our total internal solar cell manufacturing capacity to 100MW starting next month. During the quarter, we also added new members to our Board of Directors and expanded our executive management team to help manage the next phase of our growth. Our strengthened supply situation and execution have led to increased confidence in our forecasts for revenue growth and margin improvement in Q4 and 2008.”
Bing Zhu, CFO of CSI, noted: “As expected, our gross margins improved in Q3 due to the combination of continued sales growth and effective cost controls, as well as our increased in-house solar cell manufacturing capability. Our current progress in Q4 gives us confidence that we will be able to continue our pace of growth and profitability improvement in 2008.”

Revenue by Geography (US $ thousands)
	Q307		Q207		Q306
Region	Revenue	%	Revenue	%	Revenue	%
Asia	4,097	4.20%	2,959	4.90%	569	3.20%
Europe	93,036	95.48%	57,282	94.82%	16,613	93.33%
Americas	—	—	142	0.23%	575	3.23%
Other	304	0.32%	30	0.05%	43	0.24%
Total Net Revenue	97,437	100.00%	60,413	100.0%	17,800	100.00%

Note:	Asian revenue included $3.8 million of silicon materials sales in the third quarter of 2007 and $2.7 million of silicon materials sales in the second quarter of 2007.
Recent Developments
The construction of our new Changshu solar module plant is currently on schedule. We expect the new plant, which will have 24,000 square meters of production and training space, to open in January 2008, bringing our total annual solar module production capacity to 400MW.
We have commenced work on two new projects:
•	Expansion of our solar cell manufacturing capacity from 100MW to 250 MW. We expect to complete this project by the summer of 2008; and

•	Construction of a solar ingot and wafer plant in the City of Luoyang, China. We expect to complete Phase One of this project by the summer of 2008, which will give us an annual solar wafer capacity of 40-60MW.
Outlook
Dr. Qu continued: “We recently announced sales contracts in Spain, the U.S. and Germany, all of which are important solar industry growth markets. Customer demand remains strong and our operational structure is now much leaner. We are positioned for further growth as we demonstrate the successful leveraging of our operating model.”
Based on current market conditions, our order backlog and our production capacity, we are increasing our prior guidance of net revenues for the full year 2007 to $285-$295 million from the previous guidance of $255-$265 million. The total annual shipments are expected to be about 80MW, including some OEM tolling business.
Net revenue for the fourth quarter of 2007 is expected to be $110-$120 million, with non-GAAP operating income, determined by excluding share based compensation expenses expected to be in the range from $8.0-$8.5 million. Shipments for the fourth quarter of 2007 are expected to be approximately 35 MW.
Based on current customer orders and market forecasts, we expect net revenue for 2008 to be $650-$750 million. The Company intends to continue its long-term supply chain strategy, which combines internal solar wafer and cell production and direct purchasing from a selected number of long-term strategic wafer and cell suppliers. The Company believes that it has contractually secured 90% of its silicon or cell requirements to support module production of 200-220MW in 2008. The Company continues to evaluate new technologies, including the use of metallurgical silicon (UMG) products, which, if successful, would have the potential to increase total shipments by 30-40MW in 2008.

Investor Conference Call / Webcast Details
A conference call has been scheduled for 10:00 p.m. on Wednesday, November 14, 2007 (in Jiangsu). This will be 9:00 a.m. on Wednesday, November 14, 2007 in New York. During the call, time will be set aside for analysts and interested investors to ask questions of senior executive officers of the Company.
The call may be accessed by dialing: +1-800-435-1398 (domestic) or +1-617-614-4078 (international). The passcode to access the call is: 74227024. A replay of the call will be available starting one hour after the call and continuing until 12:00 a.m. on Thursday, November 22, 2007 (in Jiangsu) or 11:00a.m. on Wednesday, November 21, 2007 (in New York) at www.csisolar.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is: 90058052 .
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Contacts:

In Jiangsu, P.R. China	In the U.S.
Bing Zhu, Chief Financial Officer	David Pasquale
Canadian Solar Inc.	The Ruth Group
Phone: +86-512-62696755	Phone: +1-646-536-7006
ir@csisolar.com	dpasquale@theruthgroup.com
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, except share and per share data and unless otherwise stated)

			9 Months	9 Months
	Q3 2007	Q3 2006	2007	2006
Net revenues:
Net revenues — product	97,437	17,799	175,339	43,773
Net revenues — others	—		—	68

Total net revenues	97,437	17,799	175,339	43,841

Cost of revenues:
Cost of revenues — product	91,088	12,977	166,172	31,533
Cost of revenues — others	—		—	68

Total cost of sales	91,088	12,977	166,172	31,601

Gross profit	6,349	4,822	9,167	12,240
Operating expenses:
Selling expenses	2,214	1,147	4,560	1676
General and administrative expenses	4,527	2,733	11,378	4,483
Research and development expenses	287	70	677	115

Total operating expenses	7,028	3,950	16,615	6,274

Income/(loss) from operations	(679)	872	(7,448)	5,966
Other income (expenses):
Interest expenses	(601)	(346)	(943)	(1,980)
Interest income	70	38	396	91
Loss on change in fair value of derivatives	—	—	—	(6,997)
Loss on change in fair value of instruments related to convertible notes	—	—	—	(1,190)
Others — net	1,716	(12)	1,716	(13)

Income (loss) before taxes	506	552	(6,279)	(4,123)
Income taxes	16	(313)	77	(202)

Net income (loss)	522	239	(6,202)	(4,325)

Basic gain (loss) per share	0.02	0.01	(0.23)	(0.25)

Basic weighted average outstanding shares	27,290,298	20,970,000	27,279,021	17,275,330
Diluted gain (loss) per share	0.02	0.01	(0.23)	(0.25)
Diluted weighted average outstanding shares	27,416,859	20,998,334	27,279,021	17,275,330

Canadian Solar Inc.
Reconciliation of US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss) to
Non-US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement its condensed consolidated financial statements presented in accordance with GAAP, CSI uses the following measures as defined as non-GAAP financial measures by the SEC: adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss), each excluding share-based compensation and other one-time non-cash charges, expenses or gains, which we refer to as special items. CSI believes that non-GAAP adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss) measures indicate the company’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

	Q3 2007			Q3 2006
	Gross	Operating	Net	Gross	Operating	Net
	Profit	Income	Income	Profit	Income	Income
		(Loss)	(Loss)		(Loss)	(Loss)

US GAAP Profit (Loss)	6,349	(679)	522	4,822	872	239
Share-based compensation	36	2,428	2,428	73	2,904	2,904
Total Special Items	36	2,428	2,428	73	2,904	2,904
Non-US GAAP Profit (Loss)	6,385	1,749	2,950	4,895	3,776	3,143
Non-US GAAP Gain (Loss) per Diluted Share			0.11			0.15
Adjusted Gross Margin			6.55%			27.50%
Adjusted Operating Margin			1.80%			21.21%

	9 Months 2007			9 Months 2006
	Gross	Operating	Net	Gross	Operating	Net
	Profit	Income	Income	Profit	Income	Income
		(Loss)	(Loss)		(Loss)	(Loss)

US GAAP Profit (Loss)	9,167	(7,448)	(6,202)	12,240	5,966	(4,325)
Convertible Note charge						8,893
Share-based compensation	162	7,018	7,018	97	3,494	3,494
Total Special Items	162	7,018	7,018	97	3,494	12,387
Non-US GAAP Profit (Loss)	9,329	(430)	816	12,337	9,460	8,062
Non-US GAAP Gain (Loss) per Diluted Share			0.03			0.47
Adjusted Gross Margin			5.32%			28.14%
Adjusted Operating Margin			(0.25)%			21.58%
Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items.

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	September 30	December 31
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	27,402	40,911
Restricted cash	3,357	825
Accounts receivable, net	49,061	17,344
Inventories	65,918	39,700
Value added tax recoverable	7,926	2,281
Advances to suppliers	18,731	13,484
Prepaid and other current assets	2,473	2,398

Total current assets	174,868	116,943

Property, plant and equipment, net	31,688	7,910
Intangible assets	91	39
Prepaid lease payments	1,178	1,103
Deferred tax assets — non current	3,837	3,639

TOTAL ASSETS	211,662	129,634

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Short term borrowings	51,651	3,311
Accounts payable	14,919	6,874
Other payables	5,189	993
Advances from suppliers and customers	9,496	3,225
Income tax payable	509	112
Amounts due to related parties	202	149
Other current liabilities	1,330	1,191

Total current liabilities	83,296	15,855

Accrued warranty costs	2,552	875
Long term debt	10,003

TOTAL LIABILITIES	95,851	16,730

Stockholders’ equity
Common shares	97,354	97,302
Additional paid in capital	24,352	17,334
Accumulated deficit	(9,597)	(2,783)
Accumulated other comprehensive income	3,702	1,051

TOTAL STOCKHOLDERS’ EQUITY	115,811	112,904

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	211,662	129,634